                                                                    Exhibit 99.1
[Vivendi Universal LOGO]




             Vivendi Universal - Pernord Ricard - Diageo Settlement



Paris and New York, August 8, 2002 - Vivendi Universal, [NYSE: V; Paris Bourse:
EX FP] Pernod Ricard S.A. ("Pernod") and Diageo plc ("Diageo") have reached a global settlement of outstanding claims relating to post-closing adjustments arising from the acquisition of Seagram's spirits and wine business and more specifically on the debt and the working capital adjustment during the period of June 30, 2000 until December 19, 2001 (closing date).

This settlement also includes a separate resolution with Pernod Ricard of certain alleged trade loading claims.

The total net amount payable to Vivendi Universal by Pernod Ricard and Diageo is US$127 million.



                                      ###



CONTACTS:

Media                       Investor Relations
Paris                       Paris
Alain Delrieu               Laura Martin
+33 (1).71.71.1086          917.378.5705
                            Laurence Daniel
New York                    +33 (1).71.71.1233
Anita Larsen
+(1) 212.572.1118           New York
Mia Carbonell               Eileen McLaughlin
+(1) 212.572.7556           +(1) 212.572.8961